Exhibit 99.1

BOS Expects 2025 Full Year Revenue to Exceed $50 Million

RISHON LE ZION, Israel – February 12, 2026 (GLOBE NEWSWIRE) – BOS Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC), an integrator of supply chain technologies for the aerospace, defense, industrial and retail sectors, announced today that it expects to report record full-year revenue in excess of $50 million for the year ended December 31, 2025.

These results would beat the Company’s previously increased full year 2025 outlook, calling for revenue of $48 million and $3.1 million in net income.

The Company will release its complete fourth quarter and full year 2025 results, as well as its official 2026 outlook calling for further year-over-year growth, before the market opens on Tuesday, March 31, 2026. The Company will host a video conference call on the same day at 8:30 a.m. EDT.

To access the video conference meeting, please click on the following link:

https://us06web.zoom.us/j/7481721806?pwd=pmXNiVvvvuicaar9aMkZVqRUNaqK3s.1&omn=85823576316

For those unable to participate in the video conference, a recording of the meeting will be available the next day on the BOS website: boscom.com

About BOS

BOS integrates cutting-edge technologies to streamline and enhance supply chain operations for global customers in the aerospace, defense, industrial and retail sectors. The Company operates three specialized divisions:

●	Intelligent Robotics Division: Automates industrial and logistics inventory processes through advanced robotics technologies, improving efficiency and precision.

●	RFID Division: Optimizes inventory management with state-of-the-art solutions for marking and tracking, ensuring real-time visibility and control.

●	Supply Chain Division: Integrates franchised components directly into customer products, meeting their evolving needs for developing innovative solutions.

For more information on BOS Better Online Solutions Ltd., visit www.boscom.com.

For additional information, contact:

Matt Kreps, Managing Director
Darrow Associates
+1-214-597-8200
mkreps@darrowir.com

Eyal Cohen, CEO
+972-3542525925
eyac@boscom.com

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions, the effect of the war against the Hamas and other parties in the region, the continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the US Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.